                                                                  FILED PURSUANT
                                                               TO RULE 424(b)(2)
                                                              FILE NO. 333-36380

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 15, 2000)

                                                      CONSTELLATION ENERGY GROUP, INC.
  [LOGO]                                                           250 W. PRATT STREET
                                                             BALTIMORE, MARYLAND 21201
                                                                        (410) 234-5000

                                  $300,000,000
                       EXTENDIBLE NOTES DUE JUNE 21, 2010

We are offering the notes with the following principal terms:

- During the period from and including the date of original issuance to but excluding June 21, 2001, the interest rate on the notes will be reset and payable quarterly based on three-month LIBOR plus 0.08%. During this initial period, we will pay interest on the notes quarterly on March 21, June 21, September 21, and December 21, commencing September 21, 2000. The initial interest rate will be determined on June 19, 2000.

- During each subsequent period, interest shall be payable either at a floating or fixed rate.

- On June 21, 2001 and on each successive remarketing date, unless you affirmatively elect otherwise, your notes will be automatically tendered for a purchase price equal to 100% of their principal amount, plus accrued interest.

- If we cannot agree with the Remarketing Agents on the spread for any subsequent period, we must repurchase and retire all of the notes on the remarketing date at a price equal to 100% of their principal amount, plus accrued interest.
- If the Remarketing Agents are unable to remarket some or all of the notes tendered, we must purchase and retire any remaining unsold tendered notes at a price equal to 100% of their principal amount, plus accrued interest.

- The notes will not be listed on any national securities exchange.

                            ------------------------

WE URGE YOU TO CAREFULLY READ THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS WHICH WILL DESCRIBE THE SPECIFIC TERMS OF THE OFFERING BEFORE YOU MAKE YOUR INVESTMENT DECISION.

                                                              PER NOTE         TOTAL
                                                              --------      ------------
Price to public (1).........................................  100%          $300,000,000
Underwriting commission.....................................  .15%              $450,000
Proceeds to Company.........................................  99.85%        $299,550,000

(1) Plus accrued interest, from June 21, 2000, if settlement occurs after that date
                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE
                            ------------------------

LEHMAN BROTHERS                                                              MERRILL LYNCH & CO.

BANC OF AMERICA SECURITIES LLC                                        BNY CAPITAL MARKETS, INC.
FIRST UNION SECURITIES, INC.                                                GOLDMAN, SACHS & CO.
SALOMON SMITH BARNEY                                                              SCOTIA CAPITAL
                                 SUNTRUST EQUITABLE SECURITIES

                            ------------------------

The notes will be ready for delivery on or about June 21, 2000.

            The date of this prospectus supplement is June 16, 2000.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
PROSPECTUS SUPPLEMENT

Certain Terms of the Notes..................................    S-3
Certain United States Federal Income Tax Considerations.....   S-10
Underwriting................................................   S-14

PROSPECTUS

Forward Looking Statements..................................      2
Constellation Energy........................................      3
Current Events..............................................      3
Pricing Supplement..........................................      5
Use of Proceeds.............................................      5
Ratio of Earnings of Fixed Charges..........................      5
Description of the Notes....................................      5
Plan of Distribution........................................     17
Legal Opinions..............................................     18
Experts.....................................................     19
Where You Can Find More Information.........................     19

    You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

    You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of the respective dates of these documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

CERTAIN TERMS OF THE NOTES

This prospectus supplement is the pricing supplement referred to throughout the accompanying prospectus.

This description of the particular terms of the notes supplements, and, to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the notes set forth in the accompanying prospectus under the heading "Description of the Notes."

The notes will be issued only in fully registered, book-entry form. See "Book Entry Notes--Registration, Transfer, and Payment of Interest and Principal" and "--Method of Repurchase" on page 6 of the accompanying prospectus.

If the maturity for the notes falls on a day that is not a Business Day (as defined on page 9 of the accompanying prospectus), the principal and interest payment will be made on the next Business Day and no additional interest will accrue.

INITIAL SPREAD PERIOD

The "INITIAL SPREAD PERIOD" will be the period from and including June 21, 2000 to but excluding June 21, 2001. June 21, 2001 is the initial "REMARKETING RESET DATE."

During the Initial Spread Period, we will pay interest quarterly, on the 21(st) day of each March, June, September and December, commencing September 21, 2000 (each date an "INTEREST PAYMENT DATE" for the Initial Spread Period). The interest rate on the notes will be reset quarterly on the 21(st) day of each March, June, September and December, commencing September 21, 2000 (each an "INTEREST RESET DATE" for the Initial Spread Period). The notes will bear interest at a floating rate (computed on the basis of the actual number of days elapsed over a 360-day year) equal to three-month LIBOR for the applicable Interest Reset Period (as defined below), plus 0.08%.

The initial "INTEREST RESET PERIOD" will be the period from and including
June 21, 2000 to but excluding September 21, 2000. Thereafter, each Interest Reset Period during the Initial Spread Period will be the quarterly period from and including the most recent Interest Reset Date to but excluding the next succeeding Interest Reset Date or Remarketing Reset Date, as the case may be.

The interest rate per annum for the notes during the initial Interest Reset Period and each succeeding Interest Reset Period during the Initial Spread Period will be calculated as described below under "Subsequent Spread Periods-Floating Rate Mode."

If any Interest Payment Date, redemption date, Interest Reset Date or Remarketing Reset Date is not a Business Day, then such date will be postponed to the next Business Day, unless the next Business Day is in the next calendar month, then such date shall be the prior Business Day.

SUBSEQUENT SPREAD PERIODS

GENERAL

The Spread (as defined below) will be determined in the manner described below for each period from and including each Remarketing Reset Date (as defined below) to but excluding the next Remarketing Reset Date or, as the case may be, maturity of the notes (a "SUBSEQUENT SPREAD PERIOD"). A Subsequent Spread Period will be one or more periods of at least three months (or any integral multiple of three months), but not more than the period remaining to the maturity of the notes, as designated by us. The commencement of each Subsequent Spread Period is a "REMARKETING RESET DATE."

Interest on the notes during each Subsequent Spread Period shall accrue and be payable either:

- at a floating interest rate (the notes being in the "Floating Rate Mode" and the interest rate being a "Floating Rate"), or

- at a fixed interest rate (the notes being in the "Fixed Rate Mode" and the interest rate being a "Fixed Rate"),

in each case as determined by us and the Remarketing Agents in accordance with the Remarketing Agreement and the applicable Remarketing Agency Agreement (each as defined below).

The "SPREAD" that will be applicable to the notes during each Subsequent Spread Period will be the percentage

(a) recommended by the Remarketing Agents so as to result in a rate that, in their reasonable opinion, is expected to enable tendered notes to be remarketed at 100% of the principal amount thereof, as described under "Tender of Notes; Remarketing Agency Agreement" on page S-6, and

(b) agreed to by us.

Unless we give notice to redeem the notes in whole, the following terms will be established by 3:00 p.m. on the eighth Business Day prior to the Remarketing Reset Date which commences the Subsequent Spread Period (the "DURATION/ MODE DETERMINATION DATE"):

- duration,

- redemption dates,

- redemption type (I.E., par, premium or make-whole),

- redemption prices (if applicable),

- Remarketing Reset Date,

- Interest Reset Dates,

- Interest Payment Dates,

- interest rate mode (I.E., fixed or floating),

- optional repayment terms, if any, and

- any other relevant terms.

In addition, the Spread for each Subsequent Spread Period will be established by 3:00 p.m., on the fourth Business Day prior to the Remarketing Reset Date commencing the Subsequent Spread Period (the "SPREAD DETERMINATION DATE").

We will, not less than ten nor more than twenty calendar days prior to any Duration/Mode Determination Date:

- Inform DTC that the notes are subject to mandatory, automatic tender on the Remarketing Reset Date (subject to the right to elect not to tender), and

- Request that DTC notify its participants of such Duration/Mode Determination Date and of the procedures that must be followed if any beneficial owner of a note wishes to retain it as described under "Tender of Notes; Remarketing Agency Agreement" on page S-6.

In the event that DTC or its nominee is no longer the holder of record of the notes, we will notify the holders of the notes directly. This will be the only notice given by us or the Remarketing Agents with respect to such Duration/Mode Determination Date and procedures for electing not to tender notes.

If we cannot agree with the Remarketing Agents on the Spread for any Subsequent Spread Period, then we will unconditionally repurchase and retire all of the notes on the Remarketing Reset Date at a price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest, if any, thereon to but excluding the Remarketing Reset Date.

FLOATING RATE MODE

If the notes are to be reset to the Floating Rate Mode, as agreed to by the Remarketing Agents and us on a Duration/ Mode Determination Date, then during the corresponding subsequent Spread Period:

- The interest rate on the notes will be reset monthly, quarterly or semiannually (each, an "INTEREST RESET PERIOD") and interest on the notes will be payable either monthly, quarterly or semiannually on such dates (each such date, an "INTEREST PAYMENT DATE" in respect of such Subsequent Spread Period), in each case as specified by the Remarketing Agents and us on the applicable Duration/Mode Determination Date, and

- The notes will bear interest at a per annum rate (computed on the basis of the actual number of days elapsed over a 360-day year) equal to LIBOR for the applicable Interest Reset Period, plus the applicable Spread, as determined on the relevant Spread Determination Date.

Unless otherwise specified on the applicable Duration/Mode Determination Date for notes in the Floating Rate Mode, interest will be payable, in the case of notes which reset:

- Monthly, on the 21(st) day of each month,

- Quarterly, on the 21(st) day of each March, June, September and December, or

- Semiannually, on the 21(st) day of each June and December.

The Interest Reset Date, unless otherwise specified on the applicable Duration/Mode Determination Date, will be, in the case of notes which reset:

- Monthly, on the 21(st) day of each month,

- Quarterly, on the 21(st) day of each March, June, September and December, or

- Semiannually, on the 21(st) day of each June and September.

The interest rate in effect on each day will be:

- If such day is an Interest Reset Date, the interest rate determined as of the Floating Rate Determination Date (as defined below) immediately preceding such Interest Reset Date, or

- If such day is not an Interest Reset Date, the interest rate determined as of the Floating Rate Determination Date immediately preceding the most recent Interest Reset Date.

If any Interest Payment Date, redemption date, repayment date, Interest Reset Date or Remarketing Reset Date in the Floating Rate Mode is not a Business Day, such date will be postponed to the next Business Day, except that if the next Business Day is in the next calendar month, such date shall be the prior Business Day.

The interest rate applicable to each Interest Reset Period commencing on the related Interest Reset Date will be the rate determined as of the applicable Floating Rate Determination Date. The "FLOATING RATE DETERMINATION DATE" will be the second London Business Day immediately preceding the applicable Interest Reset Date.

For the Initial Spread Period and if the notes are reset to the Floating Rate Mode for a Subsequent Spread Period, LIBOR will be determined by The Bank of New York, acting as Calculation Agent, as described in LIBOR Notes on page 13 of the accompanying prospectus.

FIXED RATE MODE

    If the notes are to be reset to the Fixed Rate Mode, as agreed to by us and the Remarketing Agents on a Duration/ Mode Determination Date, then the applicable Fixed Rate for the corresponding Subsequent Spread Period will be determined by 4:00 p.m. on the third Business Day prior to the Remarketing Reset Date for such Subsequent Spread Period (the "FIXED RATE DETERMINATION DATE"), by adding:

- the applicable Spread (as determined by the Remarketing Agents and agreed to by us on the immediately preceding Spread Determination Date) plus

- the yield to maturity determined by 4:00 p.m. on the Fixed Rate Determination Date (expressed as a bond equivalent, on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) of the applicable United States Treasury security selected by the Remarketing Agents as having a maturity comparable to the duration selected for the following Subsequent Spread Period, which would be used in accordance with customary financial practice in pricing new issues of corporate debt securities of comparable maturity to the duration selected for the following Subsequent Spread Period.

Interest in the Fixed Rate Mode will be computed on the basis of a 360-day year of twelve 30-day months. Such interest will be payable semiannually in arrears on June 21 and December 21, unless otherwise specified by us and the Remarketing Agents on the applicable Duration/Mode Determination Date) at the applicable Fixed Rate, as determined on the Fixed Rate Determination Date, beginning on the applicable Remarketing Reset Date and continuing for the duration of the relevant Subsequent Spread Period.

If any Interest Payment Date, redemption date or repayment date in the Fixed Rate Mode is a day that is not a Business Day (except if such date falls on a Remarketing Reset Date, in which case each such date will be postponed to the next Business Day), the related payment of principal and interest will be made on the next Business Day, and no additional interest will accrue.

TENDER OF NOTES; REMARKETING AGENCY AGREEMENT

We will enter into a Remarketing Agreement with respect to remarketing of the notes by the Remarketing Agents. If we agree with the Remarketing Agents on the Spread on the Spread Determination Date with respect to any Subsequent Spread Period, we will enter into a Remarketing Agency Agreement with the Remarketing Agents on such Spread Determination Date.

On the Remarketing Reset Date which commences a Subsequent Spread Period, each note will be automatically tendered to the Remarketing Agents for remarketing on the Remarketing Reset Date at 100% of the principal amount thereof (the "PURCHASE PRICE") unless the beneficial owner of the note, at the owner's option, upon giving notice as provided below (the "HOLD NOTICE"), elects not to tender his note. We currently anticipate that notes so purchased by the Remarketing Agents will be remarketed by them.

If the notes are held in book-entry form, subject to the fifth and sixth succeeding paragraphs below, the Purchase Price will be paid by the Remarketing Agents in accordance with the standard procedures of DTC. Beneficial owners that tender notes through a broker, dealer, commercial bank, trust company or other institution, other than the Remarketing Agents, may be required to pay fees or commissions to such institution. If a beneficial owner has an account at the Remarketing Agents and tenders notes through that account, the beneficial owner will not be required to pay any fee or commission to the Remarketing Agents.

The Hold Notice must be received by the Remarketing Agents (through DTC if held in book-entry form) during the period commencing at 3:00 p.m. on the Duration/ Mode Determination Date and ending at 12:00 noon on the third Business Day prior to the Remarketing Reset Date for such Subsequent Spread Period (the "NOTICE DATE"); provided, however, that if we are unable to agree with the Remarketing Agents on the Spread for such Subsequent Spread Period, any Hold Notices received will be null and void.

In order to ensure that a Hold Notice is received on a particular day, the beneficial owner of notes must direct his broker or other designated direct or indirect participant to give such Hold Notice before the broker's cut-off time for accepting instructions for that day. Different firms may have different cut-off times for accepting instructions from their customers. Accordingly, beneficial owners should consult the brokers or other direct or indirect participants through which they own their interests in the notes for the cut-off times for such brokers or participants.

Except as otherwise provided below, a Hold Notice shall be irrevocable. If a Hold Notice is not received for any reason by the Remarketing Agents with respect to any note by 12:00 noon on the Notice Date, the beneficial owner of such note shall be deemed to have elected to tender such note for purchase by the Remarketing Agents. All of the notes, whether or not tendered, shall bear interest upon the same terms.

The Remarketing Agents will attempt, on a reasonable efforts basis, to remarket the tendered notes at a price equal to 100% of the aggregate principal amount so tendered. There is no assurance that the Remarketing Agents will be able to remarket the entire principal amount of notes tendered in a remarketing. The obligations, if any, of the Remarketing Agents will be subject to certain conditions and termination events customary in our offerings of debt securities, including a condition that no material adverse change in our consolidated financial condition, taken as a whole, shall have occurred since the Spread Determination Date.

If the Remarketing Agents are unable to remarket some or all of the tendered notes and, in their sole discretion, elect not to purchase them, we are obligated unconditionally to purchase and retire on the Remarketing Reset Date the remaining unsold tendered notes at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, thereon to the applicable Remarketing Reset Date. No beneficial owner of any note shall have any rights or claims against the Remarketing Agents as a result of the Remarketing Agents not purchasing such notes.

The Remarketing Agents shall have the option, but not the obligation, to purchase any notes tendered to them that they are not able to remarket. If the Remarketing Agents are unable to remarket the entire principal amount of all notes tendered on any Remarketing Reset Date and, in their sole discretion, the Remarketing Agents elect not to purchase such tendered notes, they will promptly notify us and the trustee. We may offer to purchase notes in a remarketing, provided that the Spread and related interest rate established with respect to the notes in connection with such remarketing are not different than they would otherwise be if we had not purchased such notes.

The term "Remarketing Agents" means the nationally recognized broker-dealers selected by us to act as Remarketing Agents. Pursuant to the Remarketing Agreement, Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated have agreed to act as

Remarketing Agents. The Remarking Agents will also act as our agent to determine the yield to maturity on the applicable United States Treasury security that is used in connection with the determination of the applicable Fixed Rate, and the ensuing applicable Fixed Rate.

In our sole discretion, we may change the Remarketing Agents for any Subsequent Spread Period at any time on or prior to 3:00 p.m. on the Duration/Mode Determination Date relating thereto.

Each of the Calculation Agent and the Remarketing Agents, in its individual or any other capacity, may buy, sell, hold and deal in any of the notes. Any of them may exercise any vote or join in any action which any beneficial owner of notes may be entitled to exercise or take with like effect as if they did not act in any capacity under the Remarketing Agency Agreement or Calculation Agency Agreement. Any of them, in their individual capacity, either as principal or agent, may also engage in or have any interest in any financial or other transaction with us as freely as if they did not act in any capacity as a Remarketing or Calculation Agent.

REDEMPTION OF THE NOTES

The notes may not be redeemed prior to June 21, 2001. On each Remarketing Reset Date (including the initial Remarketing Reset Date) and on those Interest Payment Dates or other dates specified as redemption dates by us on the Duration/ Mode Determination Date in connection with any Subsequent Spread Period, the notes may be redeemed, at our option, in whole or in part, upon notice given at any time during the 30 calendar day period ending on the eighth Business Day prior to the redemption date (or fifteen Business Days prior to the redemption date in the case of a partial redemption), in accordance with the redemption type selected on the Duration/Mode Determination Date. The notes are also subject to redemption in whole or in part as provided above under "Subsequent Spread Periods" and "Tender of Notes; Remarketing Agency Agreement."

If less than all of the outstanding notes are to be redeemed, the notes to be redeemed shall be selected by a method we deem fair and appropriate. If DTC or its nominee is the record holder of the notes, however, we will give notice to DTC, and DTC will determine the principal amount to be redeemed from the account of each direct participant in accordance with its rules and procedures. A direct or indirect participant may determine to redeem from some beneficial owners (which may include a participant holding notes for its own account) without redeeming from the accounts of other beneficial owners.

The redemption type to be chosen by us and the Remarketing Agents on the Duration/Mode Determination Date with respect to any Subsequent Spread Period may be one of the following:

- "PAR REDEMPTION," meaning redemption at a redemption price equal to 100% of the principal amount thereof, plus unpaid interest thereon, if any, accrued to the redemption date,

- "PREMIUM REDEMPTION," meaning redemption at a redemption price or prices greater than 100% of the principal amount thereof, plus unpaid interest thereon, if any, accrued to the redemption date, as determined on the Duration/Mode Determination Date, or

- "MAKE-WHOLE REDEMPTION," meaning redemption at a redemption price equal to the Make-Whole Amount with respect to such notes.

In connection with any optional redemption of any note, "Make-Whole

Amount" means an amount equal to the greater of:

- 100% of its principal amount plus accrued interest, if any, thereon to the date of redemption, or

- the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus the Reinvestment Spread.

Unless otherwise specified by the Remarketing Agents and us on any Duration/Mode Determination Date, the redemption type will be Par Redemption. Furthermore, the redemption in part of any notes must be in increments of $1,000 or integral multiples thereof.

"TREASURY YIELD" means, with respect to any redemption date applicable to any of the notes, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for such redemption date.

"COMPARABLE TREASURY ISSUE" means, with respect to the notes subject to redemption, the United States Treasury security selected by the Remarketing Agents as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

"COMPARABLE TREASURY PRICE" means, with respect to any redemption date applicable to the notes subject to redemption:

- the average of the applicable Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such applicable Reference Treasury Dealer Quotations, or

- if the Remarketing Agents obtain fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations, or

- if only one Reference Treasury Dealer Quotation is received, such Quotation.

"REFERENCE TREASURY DEALER" means, with respect to the notes subject to redemption, at least four primary U.S. Government securities dealers in New York City as selected by us, which may include the Remarketing Agents or an affiliate thereof.

"REFERENCE TREASURY DEALER QUOTATIONS" means, with respect to each Reference Treasury Dealer and any redemption date for the notes subject to redemption, the average, as determined by the Remarketing Agents of the bid and asked prices for the Comparable Treasury Issue for the notes (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such redemption date.

"REINVESTMENT SPREAD" means, with respect to the notes subject to redemption, a number, expressed as a number of basis points or as a percentage, selected by us and agreed to by the Remarketing Agents on the Duration/Mode Determination Date.

REPAYMENT AT THE OPTION OF THE HOLDERS

The notes will not be subject to repayment at the option of the holders thereof prior to the initial Remarketing Reset Date.

Thereafter, if we elect on the Duration/ Mode Determination Date preceding a Subsequent Spread Period, the notes will be subject to repayment at the option of the holders thereof during such Subsequent Spread Period on such date(s) as we may select, in whole or in part in increments of $1,000 or integral multiples thereof, at a repayment price equal to 100% of the unpaid principal amount to be repaid, together with unpaid interest accrued thereon to but excluding the date of repayment.

So long as DTC or its nominee is the record holder of the notes, beneficial owners that desire to have all or any portion of their notes repaid must instruct their broker or other designated direct or indirect participant to direct DTC or its nominee to exercise the repayment option on their behalf by forwarding the instructions to the trustee, not more than 60 nor less than 30 calendar days prior to the date scheduled for repayment or within such other notice period as may be specified on the applicable Duration/Mode Determination Date.

In order to ensure that such instructions are received by the trustee on a particular day, the applicable beneficial owner must so direct his broker or other designated direct or indirect participant through which it owns its interest before the deadline set by such broker or direct or indirect participant for accepting instructions for that day. Different firms may have different deadlines for accepting instructions from their customers. Accordingly, beneficial owners should consult the broker or direct or indirect participant through which they own their interests for the respective deadlines for such broker or direct or indirect participant.

All instructions given to participants from beneficial owners of global notes relating to the option to elect repayment are irrevocable. In addition, at the time such instructions are given, each beneficial owner shall cause the broker or direct or indirect participant through which it owns its interest to transfer such beneficial owner's interest in the global note or notes representing the related book entry notes, on DTC's records, to the trustee.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

The following summary of certain United States Federal income tax consequences of the purchase, ownership and disposition of the notes is based upon the Internal Revenue Code of 1986, as amended (the "CODE"), regulations promulgated thereunder ("TREASURY REGULATIONS"), and rulings and decisions now in effect, all of which are subject to change (prospectively or retroactively). The following discussion deals only with notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, banks, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding notes as a hedge against currency risks or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted).

Persons considering the purchase of the notes should consult their own tax advisors concerning the application of United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the notes arising under the laws of any other taxing jurisdiction.

As used herein, the term "U.S. Holder" means a beneficial owner of a note that is for United States Federal income tax purposes:

- a citizen or resident of the United States,

- a corporation (including an entity treated as a corporation for United States Federal income tax purposes) created or organized in or under the laws of the United States or any State thereof or the District of Columbia,

- an estate the income of which is subject to United States Federal income taxation regardless of its source, or

- a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of such trust.

As used herein, the term "non-U.S. Holder" means a beneficial owner of a note that is not a U.S. Holder. If a partnership holds notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of partnerships holding notes should consult their tax advisors.

U.S. HOLDERS

PAYMENTS OF INTEREST

The notes should constitute variable rate debt instruments ("VRDIS") and the interest payments received should be considered "qualified stated interest" under section 1.1275-5 of the Treasury Regulations. Based on this treatment, the interest received will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or received in accordance with the U.S. Holder's regular method of tax accounting.

DISPOSITION OF A NOTE

Based on the foregoing treatment, upon the sale, exchange or retirement of a note, a U.S. Holder generally will recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized upon the sale, exchange or retirement (other than amounts representing accrued and unpaid interest which will be taxable as interest income) and such U.S. Holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note is generally equal to such U.S. Holder's initial investment in such note.

CONSEQUENCES TO NON-TENDERING HOLDERS

A U.S. Holder who does not tender his notes to the Remarketing Agents on the Remarketing Reset Date will continue to be subject to tax on the interest payable with respect to such notes as described above. It is unclear whether, for United States Federal income tax purposes, a. U.S. Holder who does not tender his notes to the Remarketing Agents on the Remarketing Reset Date will be deemed to have exchanged his notes for "new" or modified notes on the Remarketing Reset Date. Even if there was a deemed exchange, however, a U.S. Holder who had acquired the notes at original issuance at the initial issue price should not recognize any gain or loss because his adjusted tax basis in the notes would equal the purchase price. A U.S. Holder would, however, start a new holding period with respect to "new" or modified notes received in such a deemed exchange.

OTHER POSSIBLE TREATMENT OF THE NOTES

While we intend to treat the notes as VRDIs issued without original issue discount ("OID"), it is possible that the Internal Revenue Service ("IRS") will take the position that the notes are either

(i) VRDIs issued with OID, or (ii) contingent payment debt instruments. In the event the IRS was successful in either assertion, holders of the notes could experience U.S. federal income tax consequences significantly different from those discussed herein.

Prospective purchasers of notes are urged to consult their tax advisors as to the potential application of, and the consequences of applying, the Treasury Regulations governing VRDIs issued with OID and contingent payment debt instruments.

INFORMATION REPORTING AND BACKUP WITHHOLDING

In general, information reporting requirements will apply to certain payments of principal and interest and to the proceeds of sales of notes made to U.S. Holders other than certain exempt recipients (such as corporations). A 31% backup withholding tax will apply to such payments if the U.S. Holder:

- fails to provide a taxpayer identification number ("TIN"),

- furnishes an incorrect TIN,

- is notified by the IRS that it has failed to properly report payments of interest and dividends, or

- under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding.

Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder's United States Federal income tax liability provided required information is furnished to the IRS.

NON-U.S. HOLDERS

A non-U.S. Holder will not be subject to United States Federal withholding taxes on payment of principal, premium (if any) or interest on a note, provided that such non-U.S. Holder is not:

- a direct or indirect 10% or greater shareholder of ours,

- a controlled foreign corporation related to us, or

- a bank receiving interest described in section 881(c)(3)(A) of the Code.

To qualify for the exemption, the last United States payor in the chain of payment prior to payment to the non-U.S. Holder (THE "WITHHOLDING AGENT") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that:

- is signed by the beneficial owner of the note under penalties of perjury,

- certifies that such owner is not a U.S. Holder, and

- provides the name and address of the beneficial owner.

The statement may be made on an IRS Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution.

Generally, a non-U.S. Holder will not be subject to United States Federal income taxes on any amount which constitutes gain upon retirement or disposition of a note, provided that:

- the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder, and

- in the CASE of an individual non-U.S. Holder, such HOLDER is present in the United States for fewer than 183 days in the taxable year of the retirement or disposition and is not subject to certain provisions of the Code that apply to United States expatriates.

The notes will not be includible in the estate of a non-U.S. Holder provided that the individual is not a direct or indirect 10% or greater owner of ours, and that at the time of such individual's death, payments in respect of the notes would not have been effectively connected with the conduct by such individual of a trade or business in the United States.

BACKUP WITHHOLDING

Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a note to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either:

- the broker determines that the seller is a corporation or other exempt recipient, or

- the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met).

Such a sale must also be reported by the broker to the IRS, unless either:

- the broker determines that the seller is an exempt recipient, or

- the seller certifies its non-U.S. status (and certain other conditions are met).

Certification of the registered owner's non-U.S. status would normally be made on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner generally would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax liability provided the required information is furnished to the IRS.

NEW WITHHOLDING REGULATIONS

The Treasury Department has issued regulations, which make certain modifications to the withholding, backup withholding, and information reporting rules described above. These regulations attempt to unify certification requirements and modify reliance standards. The IRS has announced that these regulations will generally be effective for payments made after December 31, 2000, subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding these regulations.

                                  UNDERWRITING

We are selling the notes to the underwriters named in the table below pursuant to a Purchase Agreement, and each of the underwriters has severally agreed to purchase from us the respective amount of notes set forth opposite its name:

UNDERWRITER                                           PRINCIPAL AMOUNT OF NOTES
-----------                                           -------------------------
Lehman Brothers Inc. ..................                     $108,000,000
Merrill Lynch, Pierce, Fenner & Smith
           Incorporated................                      108,000,000
Banc of America Securities LLC.........                       12,000,000
BNY Capital Markets, Inc...............                       12,000,000
First Union Securities, Inc............                       12,000,000
Goldman, Sachs & Co....................                       12,000,000
Salomon Smith Barney Inc...............                       12,000,000
Scotia Capital (USA) Inc...............                       12,000,000
SunTrust Equitable Securities
  Corporation..........................                       12,000,000
                                                            ------------

           Total.......................                     $300,000,000
                                                            ============

The obligations of the underwriters to purchase the notes are subject to certain limitations as set forth in the purchase agreement. The underwriters are obligated to purchase all of the notes if any of the notes are purchased.

We will pay all expenses, excluding underwriting commissions, of approximately $250,000 associated with the offer and sale of the notes.

The underwriters may also offer the notes to certain securities dealers at the offering price on the cover of this prospectus less a concession of .10%. The underwriters may allow, and such dealers may reallow, a discount not in excess of .05% for all of the notes to certain brokers and dealers. After the initial public offering, the public offering price, concession and discount may be changed.

There is no established trading market for the notes, and the underwriters are not obligated to make a market in the notes. We cannot predict the amount of trading or liquidity of the notes.

In connection with the offering, SEC rules permit the underwriters to engage in transactions that stabilize the price of the notes. These transactions may include purchases for the purpose of fixing or maintaining the price of the notes.

The underwriters may create a short position in the notes in connection with the offering. That means they sell a larger principal amount of the notes than is shown on the cover page of this prospectus supplement. If they create a short position, the underwriters may purchase notes in the open market to reduce the short position.

If the underwriters purchase the notes to stabilize the price or to reduce their short position, the price of the notes could be higher than it might be if they had not made such purchases. The underwriters make no representation or prediction about any effect that the purchases may have on the price of the notes.

We will have agreements with the underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which the underwriters may be required to make.

One of our subsidiaries, Constellation Power Source, has an exclusive arrangement with a subsidiary of Goldman, Sachs & Co. to serve as an advisor for power marketing and related risk management services. In addition, our subsidiary, Constellation Enterprises, Inc., has an ownership interest in Orion Power Holdings, Inc. with an affiliate of Goldman, Sachs & Co. to acquire electric generating plants in the United States and Canada. An underwriter may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of its businesses.

[LOGO]

$500,000,000
MEDIUM TERM NOTES                           Constellation Energy Group, Inc.
SERIES B                                                 250 W. Pratt Street
                                                   Baltimore, Maryland 21201
                                                              (410) 234-5000

-----------------------------------------------------------------

P        R        O        S        P        E        C        T       U       S
--------------------------------------------------------------------------------

    This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell the notes described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000. We will receive between $496,250,000 and $499,375,000 of the proceeds from the sale of the notes, after paying the agents' commissions of between $625,000 and $3,750,000.

    This prospectus provides you with a general description of the notes we may offer. Each time we sell notes, we will provide a pricing supplement (which may also be referred to as a prospectus supplement) that will contain specific information about the terms of that offering. The supplement may also add, update or change information contained in this prospectus.

                             ---------------------

    WE URGE YOU TO CAREFULLY READ THIS PROSPECTUS AND THE PRICING SUPPLEMENT WHICH WILL DESCRIBE THE SPECIFIC TERMS OF THE OFFERING TOGETHER WITH ADDITIONAL INFORMATION DESCRIBED UNDER THE HEADING WHERE YOU CAN FIND MORE INFORMATION BEFORE YOU MAKE YOUR INVESTMENT DECISION.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                LEHMAN BROTHERS

GOLDMAN, SACHS & CO.                                         MERRILL LYNCH & CO.

                                     Agents

May 15, 2000

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Forward Looking Statements..................................      2
Constellation Energy........................................      3
Current Events..............................................      3
Pricing Supplement..........................................      5
Use of Proceeds.............................................      5
Ratio of Earnings to Fixed Charges..........................      5
Description of the Notes....................................      5
Plan of Distribution........................................     17
Legal Opinions..............................................     18
Experts.....................................................     19
Where You Can Find More Information.........................     19

                           FORWARD-LOOKING STATEMENTS

We make statements in this prospectus and the documents we incorporate by reference that are considered forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Sometimes these statements will contain words such as "believes," "expects," "intends," "plans" and other similar words. These statements are not guarantees of our future performance and are subject to risks, uncertainties and other important factors that could cause our actual performance or achievements to be materially different from those we project. These risks, uncertainties and factors include, but are not limited to:

- general economic, business and regulatory conditions;

- energy supply and demand;

- competition;

- federal and state regulations;

- availability, terms and use of capital;

- nuclear and environmental issues;

- weather;

- implications of the restructuring order by the Maryland Public Service Commission;

- commodity price risk;

- operating our currently regulated generation assets in a deregulated market beginning July 1, 2000 without the benefit of a fuel rate adjustment clause;

- loss of revenues due to customers choosing alternative suppliers;

- higher volatility of earnings and cash flows;

- increased financial requirements of our non-regulated subsidiaries;

- inability to pass on to electric retail customers costs associated with providing them service during the electric rate freeze period; and

- implications from the transfer of Baltimore Gas and Electric Company's generation assets to nonregulated subsidiaries of Constellation Energy.

Given these uncertainties, you should not place undue reliance on these forward-looking statements. Please see the documents we incorporate by reference for more information on these factors. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

CONSTELLATION ENERGY

Constellation Energy became the holding company for Baltimore Gas and Electric Company ("BGE") on April 30, 1999. Constellation Energy owns all the outstanding shares of common stock of BGE and the subsidiaries formerly owned by BGE.

BGE is a public utility that has served Central Maryland for over 180 years. BGE produces, purchases and sells electricity and purchases, transports and sells natural gas. BGE also jointly owns and operates two electric generating plants and one hydroelectric plant in Pennsylvania.

Constellation Energy owns the stock of several other companies primarily engaged in diversified energy-services businesses. They are:

- Constellation Power Source, Inc. --  wholesale power marketing;

- Constellation Power, Inc. and Subsidiaries -- power projects;

- Constellation Energy Source, Inc. --  energy products and services;

- Constellation Nuclear Group, LLC -- nuclear generation and consulting services;

- BGE Home Products & Services, Inc. and Subsidiaries -- home products, commercial building systems, and residential and small commercial gas retail marketing; and

- District Chilled Water General Partnership (ComfortLink) -- a general partnership, in which BGE is a partner, that provides cooling services for commercial customers in Baltimore.

Constellation Energy also has two other subsidiaries:

- Constellation Investments, Inc. -- financial investments; and

- Constellation Real Estate Group, Inc. --  real estate and senior living.

CURRENT EVENTS

ELECTRIC RESTRUCTURING

On April 8, 1999, Maryland enacted legislation authorizing customer choice and competition among electric suppliers. In addition, on November 10, 1999, the Maryland Public Service Commission issued a restructuring order that resolved the major issues surrounding electric restructuring. These matters are discussed further in our 1999 Annual Report on Form 10-K. See WHERE YOU CAN FIND MORE INFORMATION.

As a result of the deregulation of the electric generation owned by BGE, no earlier than July 1, 2000, and upon receipt of all regulatory approvals, we expect that BGE will transfer, at book value, its 1) nuclear generating assets,
2) nuclear decommissioning trust fund, 3) fossil generating assets and
4) partial ownership interest in two coal plants and a hydroelectric plant located in Pennsylvania, to our nonregulated subsidiaries. In total, these generating assets represent about 6,240 megawatts of generation capacity with a total projected net book value at June 30, 2000 of approximately $2.4 billion.

We expect BGE to transfer approximately $278 million of tax exempt debt to our nonregulated subsidiaries related to the transferred assets and that BGE will receive approximately $426 million in unsecured promissory notes. Repayments of the notes by our nonregulated subsidiaries will be used exclusively to service certain long-term debt of BGE. BGE will also transfer equity associated with the generating assets to our nonregulated subsidiaries.

The fossil fuel and nuclear fuel inventories, materials and supplies, and certain purchase power contracts of BGE will also be assumed by these entities.

Under the Restructuring Order, BGE will provide standard offer service to customers at fixed rates over various time periods during the transition period for those customers that do not choose an alternate supplier once customer choice begins July 1, 2000. In addition, the electric fuel rate will be discontinued effective July 1, 2000. Our nonregulated subsidiaries will provide BGE with the energy and capacity required to meet its standard offer service obligations for the first three years of the transition period. Standard offer service will be competitively bid thereafter.

Our nonregulated subsidiaries will obtain the energy and capacity to supply BGE's standard offer service obligations from our Calvert Cliffs Nuclear Power Plant (Calvert Cliffs) and BGE's former fossil plants, supplemented with energy purchased from the wholesale energy market as necessary. Our earnings will be exposed to the risks of the competitive wholesale electricity market to the extent that our nonregulated subsidiaries have to purchase energy and/or capacity or generate energy to meet obligations to supply power to BGE at market prices or costs, respectively, which may approach or exceed BGE's standard offer service rates. We will also be affected by operational risk, that is, the risk that a generating plant is not available to produce energy when the energy is required.

Until July 1, 2000, we will continue to recover our cost of electric fuel as long as the Maryland PSC finds that, among other things, we have kept the productive capacity of our generating plants at a reasonable level. After
July 1, 2000, any energy purchased to meet BGE's load commitments will become a cost of doing business in the newly competitive marketplace. Therefore, if BGE provides standard offer service at fixed rates to its customers that do not select an alternative provider as required under the terms of the Restructuring Order, and the load demand exceeds our capacity to supply energy due to a plant outage, we would be required to purchase additional power in the wholesale energy market. If the price of obtaining energy in the wholesale market exceeds the fixed standard offer service price, our earnings would be adversely affected. Imbalances in demand and supply can occur not only because of plant outages, but also because of transmission constraints or due to extreme temperatures (hot or cold) causing demand to exceed available supply.

We cannot estimate the impact of the increased financial risks associated with this transition. However, these financial risks could have a material impact on our, and BGE's, financial results.

CORPORATE REORGANIZATION

In anticipation of the deregulation of Maryland's electric industry on July 1, 2000, we are realigning our organization. We are combining the existing power marketing and trading functions of Constellation Power Source with the domestic plant operations, development and generation functions of Constellation Power and, on or about July 1, 2000, the electric generation portion of BGE's business. Together these functions will form an integrated domestic merchant energy organization that will strategically develop, own and operate power plants, market and trade power, and manage risk in the wholesale energy market.

PRICING SUPPLEMENT

The pricing supplement, which may also be called a prospectus supplement, for each offering of notes will contain the specific information and terms for that offering. The pricing supplement may also add, update or change information contained in this prospectus. It is important for you to consider the information contained in this prospectus and the pricing supplement in making your investment decision.

USE OF PROCEEDS

Based on our current plans and estimates the net proceeds from the sale of the notes will be used for general corporate purposes relating to our nonregulated businesses, including repayment of commercial paper borrowings used to finance capital expenditures and operations. We may, however, use the net proceeds for other purposes if we find it necessary. If we do not use the net proceeds immediately, we temporarily invest them in short-term, interest-bearing obligations.

For current information on our commercial paper balances and average interest rate, see our most recent Form 10-K and 10-Q. See WHERE YOU CAN FIND MORE INFORMATION.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The Ratio of Earnings to Fixed Charges for each of the periods indicated is as follows:

                                         TWELVE MONTHS ENDED
---------------------------------
                         ----------------------------------------------------
      MARCH 31,                              DECEMBER 31,
---------------------    ----------------------------------------------------
        2000               1999       1998       1997       1996       1995
        ----             --------   --------   --------   --------   --------
        2.82               2.87       2.60       2.35       2.44       2.52

For current information on the Ratio of Earnings to Fixed Charges, please see our most recent Form 10-K and 10-Q. See WHERE YOU CAN FIND MORE INFORMATION.

DESCRIPTION OF THE NOTES

GENERAL

We will issue the notes under an indenture between us and the trustee, The Bank of New York, dated as of March 24, 1999. This prospectus briefly outlines some of the indenture provisions. The indenture is a contract between us and The Bank of New York acting as trustee. The trustee has two main roles. First, the trustee can enforce your rights against us if an "Event of Default" described below occurs. Second, the trustee performs certain administrative duties for us.

The indenture is summarized below. Because it is a summary, it does not contain all of the information that may be important to you. We have filed the indenture with the SEC, and we suggest that you read those parts of the indenture that are important to you. You especially need to read the indenture to get a complete understanding of your rights and our obligations under the provisions described in EVENT OF DEFAULT; CONSOLIDATION, MERGER OR SALE; AND MODIFICATION OF INDENTURE. See WHERE YOU CAN FIND MORE INFORMATION to find out how to locate the indenture. You may also review the indenture at the trustee's offices at 101 Barclay Street, New York, New York.

The specific terms of each offering of notes will be described in the particular pricing supplement relating to that offering. The pricing supplement may or may not modify the general terms found in this prospectus and will be filed with the SEC. For a complete description of the terms of a particular offering of notes, you should read both this prospectus and the pricing supplement relating to that particular offering.

The indenture does not limit the amount of notes that may be issued. Each series of notes may differ as to their terms. For current information on our debt outstanding see our most recent Form 10-K and 10-Q. See WHERE YOU CAN FIND MORE INFORMATION.

The notes are unsecured and will rank equally with all our unsecured indebtedness. The notes will be denominated in U.S. dollars and we will pay principal and interest in U.S. dollars. The notes will not be subject to any conversion, amortization, or sinking fund. It is anticipated that the notes will be "book-entry," represented by a permanent global note registered in the name of The Depository Trust Company, or its nominee. However, we reserve the right to issue notes in certificate form registered in the name of the noteholders.

In the discussion that follows, whenever we talk about paying principal on the notes, we mean at maturity, redemption or repurchase. Also, in discussing the time for notices and how the different interest rates are calculated, all times are New York City time, unless otherwise noted.

The following terms may apply to each note as specified in the applicable pricing supplement and the note. The applicable pricing supplement will describe the terms for the notes including: interest rate, remarketing provisions, our right to redeem notes, the holders' right to tender notes, and any other provisions.

REDEMPTIONS

We may redeem notes at our option. Notes may be redeemable in whole or in part in increments of $1,000 upon no more than 60, and not less than 30 days prior notice. If we do not redeem all the notes of a series at one time, the trustee selects the notes to be redeemed in a manner it determines to be fair.

REPURCHASES

The noteholder may have the right to cause us to repurchase the notes. We will repurchase the notes in whole or in part in increments of $1,000. The method for repurchases differs for book-entry and certificate notes, and is discussed later in this section, DESCRIPTION OF THE NOTES.

REMARKETED NOTES

We may issue notes with remarketing features that allow holders the option to sell their notes back to us. In turn, we have the option to retire these notes or remarket and sell them to new holders.

BOOK-ENTRY NOTES -- REGISTRATION, TRANSFER, AND PAYMENT OF INTEREST AND
PRINCIPAL

Book-entry notes of a series will be issued in the form of a global note that will be deposited with The Depository Trust Company, New York, New York ("DTC"). This means that we will not issue certificates to each holder. One global note will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificate note, a global note may not be transferred; except that DTC, its nominees, and their successors may transfer a global note as a whole to one another.

Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants.

DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participant's accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., The American Stock Exchange, LLC and the National Association of Securities Dealers, Inc.

We will wire principal and interest payments to DTC's nominee. We and the trustee will treat DTC's nominee as the owner of the global notes for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes.

It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with notes on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global notes, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with notes held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the trustee or us.

Notes represented by a global note will be exchangeable for certificate notes with the same terms in authorized denominations only if:

- DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

- We determine not to require all of the notes of a series to be represented by a global note and notify the trustee of our decision.

BOOK-ENTRY NOTES -- METHOD OF REPURCHASE

Participants, on behalf of the owners of beneficial interests in the global notes, may exercise the repurchase option by delivering written notice to our paying agent at least 30, but no more than 60, days prior to the date of repurchase. The paying agent, The Bank of New York, must receive notice by 5:00 p.m. on the last day for giving notice. Procedures for the owners of beneficial interests in global notes to notify their participants of their desire to have their note repurchased will be governed by the customary practices of the participant. The written notice to the paying agent must state the principal amount to be repurchased. It is irrevocable and a duly authorized officer of the participant (with signatures guaranteed) must sign it.

CERTIFICATE NOTES -- REGISTRATION, TRANSFER, AND PAYMENT OF INTEREST AND
PRINCIPAL

If we issue certificate notes, they will be registered in the name of the noteholder. The notes may be transferred or exchanged, pursuant to administrative procedures in the indenture, without the payment of any service charge (other than any tax or other governmental charge) by contacting the paying agent.

Holders of over $5 million in principal amount of notes can request that payment of principal and interest be wired to them by contacting the paying agent at the address set forth above at least one business day prior to the payment date. Otherwise, payments will be made by check.

CERTIFICATE NOTES -- METHOD OF REPURCHASE

Noteholders desiring to exercise their repurchase option must notify the paying agent at least 30 but not more than 45 days prior to the repayment date by providing the bank:

- the note, with the section entitled "Option to Elect Repayment" on the reverse of the note completed; or

- a fax or letter (first class, postage prepaid) from a member of a national securities exchange, the National Association of Securities Dealers, or a bank or trust company in the United States which states the following:

    -- the name of the holder;

    -- the principal amount of the note and the amount to be repurchased;

    -- the certificate number or the maturity and a description of the terms of the note;

    -- a statement that you wish to sell all or a portion of your note; and

- a guaranty that the note with the section entitled "Option to Elect Repayment" on the reverse of the note completed, will be received by the paying agent within 5 business days.

The note and form must be received by the paying agent by such 5th business day. Your notice of repurchase is irrevocable.

If you sell a portion of a note, the old note will be canceled and a new note for the remaining principal amount will be issued to you.

INTEREST RATE

GENERAL

The interest rate on the notes will either be fixed or floating. The interest paid will include interest accrued to, but excluding, the date of maturity, redemption or repurchase. Interest is generally payable to the person in whose name the note is registered at the close of business on the record date before each interest payment date. Interest payable at maturity, redemption, or repurchase, however, will be payable to the person to whom principal is payable.

The first interest payment on any note originally issued between a record date and interest payment date or on an interest payment date will be made on the interest payment date after the next record date. Interest payments, other than those payable at maturity, redemption or repurchase will be paid, at our option, by check or wire transfer.

FIXED RATE NOTES

Each pricing supplement will designate the fixed rate of interest payable on a note. Interest will be paid May 1 and November 1, and upon maturity, redemption or repurchase. If any payment date falls on a day that is not a Business Day, payment will be made on the next Business Day and no additional interest will be paid. The record dates for such notes will be April 15 (for interest to be paid on May 1) and October 15 (for interest to be paid on November 1). Interest payments will be the amount of interest accrued to, but excluding, each May 1 and November 1. Interest will be computed using a 360-day year of twelve 30-day months.

"BUSINESS DAY" means any day other than a Saturday or Sunday that (a) is not a day on which banking institutions in the state of Maryland, or in New York, New York, are authorized or obligated by law or executive order to be closed, and
(b) with respect to floating rate notes with a LIBOR interest rate formula only, is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

FLOATING RATE NOTES

GENERAL

Each floating rate note will have an interest rate formula. The formula may be based on:

- the commercial paper rate;

- the prime rate;

- the CD rate;

- the federal funds effective rate;

- the LIBOR;

- the Treasury rate;

- the CMT rate; or

- another interest rate index.

The interest rate for each interest period will be based on the formula plus a spread or multiplied by a spread multiplier, if any, as indicated in the applicable pricing supplement. In addition, any floating rate note may have a maximum or minimum interest rate limitation.

DATE OF INTEREST RATE CHANGE

The interest rate on each floating rate note may be reset daily, weekly, monthly, quarterly, semi-annually, or annually based on the Index Maturity for the interest rate formula as specified in the applicable pricing supplement. "INDEX MATURITY" means the period to maturity on the referenced floating interest rate contract on which the interest rate formula is based. The specific dates on which the interest rate will reset (Interest Reset Date) will be specified in the applicable pricing supplement and will be:

- for notes which reset daily, each Business Day;

- for notes (other than Treasury rate notes) which reset weekly, the Wednesday of each week;

- for Treasury rate notes which reset weekly, the Tuesday of each week;

- for notes which reset monthly, the third Wednesday of each month;

- for notes which reset quarterly, the third Wednesday of March, June, September and December;

- for notes which reset semi-annually, the third Wednesday of the two months of each year indicated in the applicable pricing supplement; and

- for notes which reset annually, the third Wednesday of the month of each year indicated in the applicable pricing supplement.

The initial interest rate or interest rate formula on each note effective until the first Interest Reset Date will be indicated in the applicable pricing supplement. Thereafter, the interest rate will be the rate determined on the next Interest Determination Date, as explained below. Each time a new interest rate is determined, it will become effective on the subsequent Interest Reset Date. If any Interest Reset Date is not a Business Day, then the Interest Reset Date will be postponed to the next Business Day. However, in the case of a LIBOR note, if the next Business Day is in the next calendar month, the Interest Reset Date will be the immediately preceding Business Day.

WHEN INTEREST RATE IS DETERMINED

The interest rate for all notes (except Treasury rate notes) will be the rate determined on the second Business Day before the Interest Reset Date (Interest Determination Date).

The Interest Determination Date for Treasury rate notes will be the day of the week in which the Interest Reset Date falls on which Treasury bills would normally be auctioned. Treasury bills are usually sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is usually held on Tuesday. However, the auction may be held on the preceding Friday. If an auction is held on the preceding Friday, that day will be the Interest Determination Date pertaining to the Interest Reset Date occurring in the next week. If an auction date falls on any Interest Reset Date then the Interest Reset Date will instead be the first Business Day immediately following the auction date.

The Bank of New York or its successor, the Calculation Agent, will calculate the interest rate on the tenth day or if not a business day, the next business day, after the related Interest Determination Date (Calculation Date) for all floating rate notes except LIBOR notes. For LIBOR notes the Calculation Date will be the Interest Determination Date.

Upon request, the Calculation Agent, will provide the current interest rate and, if different, the interest rate which will become effective on the next Interest Reset Date.

WHEN INTEREST IS PAID

Interest is paid as follows:

- for notes which reset daily or weekly, on the third Wednesday of March, June, September and December;

- for notes which reset monthly, on the third Wednesday of each month or on the third Wednesday of March, June, September and December (as indicated in the applicable pricing supplement);

- for notes which reset quarterly, on the third Wednesday of March, June, September, and December;

- for notes which reset semi-annually, on the third Wednesday of the two months specified in the applicable pricing supplement;

- for notes which reset annually, on the third Wednesday of the month specified in the applicable pricing supplement; and

- at maturity, redemption or repurchase.

If interest is payable on a day which is not a Business Day, payment will be postponed to the next Business Day. However, for LIBOR notes, if the next Business Day is in the next calendar month, interest will be paid on the preceding Business Day.

The record date will be 15 calendar days prior to each day interest is paid, whether or not such day is a Business Day.

The interest payable will be the amount of interest accrued to, but excluding, the interest payment date. However, for notes on which the interest resets daily or weekly, the interest payable will include interest accrued to and including the record date prior to the interest payment date. If the interest payment date is also a day that principal is due, the interest payable will include interest accrued to, but exclude, the date of maturity, redemption or repurchase.

The accrued interest for any period is calculated by multiplying the principal amount of a note by an accrued interest factor. The accrued interest factor is computed by adding the interest factor calculated for each day in the period to the date for which accrued interest is being calculated. The interest factor (expressed as a decimal rounded upwards if necessary, as described below) is computed by dividing the interest rate (expressed as a decimal rounded upwards if necessary) applicable to such date by 360, unless the notes are Treasury rate notes or CMT rate notes in which case it will be divided by the actual number of days in the year.

All percentages resulting from any calculation of floating rate notes will be rounded, if necessary, to the nearest one-hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655) and 9.876544%
(or .09876544) being rounded to 9.87654% (or .0987654)), and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent (with one-half cent being rounded upwards).

COMMERCIAL PAPER RATE NOTES

Each commercial paper rate note will bear interest at the rate (calculated with reference to the Commercial Paper Rate and the spread and/or spread multiplier, if any) specified on the commercial paper rate note and in the applicable pricing supplement.

"Commercial Paper Rate" means, with respect to any Commercial Paper Interest Determination Date, the Money Market Yield (calculated as described below) of the rate on such date for commercial paper having the Index Maturity specified in the applicable pricing supplement as published in H.15(519) under the heading "Commercial Paper." "H.15(519)"means the weekly statistical release entitled "Statistical Release H.15(519), Selected Interest Rates," or any successor publication, published by the Board of Governors of the Federal Reserve System.

The "MONEY MARKET YIELD" is the yield (expressed as a percentage rounded upwards, if necessary, to the next higher one-hundred thousandth of a percentage point) calculated in accordance with the following formula:

    Money Market Yield =

          D X 360
   ---------------------     X 100
       360 - (D X M)

where "D" refers to the per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal; and "M" refers to the actual number of days in the period for which interest is being calculated.

The following procedures will occur if the rate cannot be set as described above:

(a) If that rate is not published in H.15(519) prior to 9:00 A.M. on the Calculation Date, then the Commercial Paper Rate will be the Money Market Yield of the rate on the Commercial Paper Interest Determination Date for commercial paper having the Index Maturity specified in the applicable pricing supplement as published in Composite Quotations under the heading "Commercial Paper."

"COMPOSITE QUOTATIONS" means the daily statistical release entitled "Composite 3:30 P.M. Quotations for U.S. Government Securities," or any successor publication, published by The Federal Reserve Bank of New York.

(b) If the rate is not published or in Composite Quotations by 3:00 P.M. on the Calculation Date, the Commercial Paper Rate for that Commercial Paper Interest Determination Date will then be calculated by the Calculation Agent in the following manner.

The Commercial Paper Rate will be calculated as the Money Market Yield of the average for the offered rates, as of 11:00 A.M., on that date, of three leading dealers of commercial paper in New York selected for commercial paper having the applicable Index Maturity placed for an industrial issuer whose bond rating is "AA," or the equivalent, from a nationally recognized rating agency.

(c) Finally, if fewer than three dealers are quoting as mentioned, the rate of interest in effect for the applicable period will be the same as the rate of interest in effect for the prior interest reset period.

PRIME RATE NOTES

Each prime rate note will bear interest at the rate (calculated with reference to the Prime Rate and the spread and/or spread multiplier, if any) specified on the prime rate note and in the applicable pricing supplement.

"Prime Rate" means, with respect to any Prime Rate Interest Determination Date, the rate set forth on such date in H.15(519) under the heading "Bank Prime Loan."

The following procedures will occur if the rate cannot be set as described above:

(a) If that rate is not published in H.15(519) prior to 9:00 A.M. on the Calculation Date, then the Prime Rate will be the average (rounded upwards, if necessary, to the next higher one-hundred thousandth of a percentage point) of the rates of interest publicly announced by each bank that appear on the Reuters Screen USPRIMEONE Page as its prime rate or base lending rate as in effect for that Prime Rate Interest Determination Date.

(b) If fewer than four, but more than one, rates appear on the Reuters Screen USPRIMEONE Page or replacement page, the Prime Rate will be the average of the prime rates (quoted on the basis of the actual number of days in the year divided by a 360-day year) as of the close of business on the Prime Rate Interest Determination Date by four major money center banks in New York selected by the Calculation Agent.

(c) If fewer than two rates appear, the Prime Rate shall be determined on the basis of the rates furnished in New York by the appropriate number of substitute banks or trust companies organized and doing business under the laws of the United States, or any State thereof, having total equity capital of at least $500 million and being subject to supervision or examination by a Federal or State authority, as selected by the Calculation Agent.

(d) Finally, if the banks are not quoting as mentioned above, the rate of interest in effect for the applicable period will be the same as the rate of interest in effect for the prior interest reset period.

CD RATE NOTES

Each CD rate note will bear interest at the rate (calculated with reference to the CD Rate and the spread and/or spread multiplier, if any) specified on the CD rate note and in the applicable pricing supplement.

"CD Rate" means, with respect to any CD Rate Interest Determination Date, the rate on that date for negotiable certificates of deposit having the Index Maturity specified in the applicable pricing supplement as published in H.15(519) under the heading "CDs (Secondary Market)."

The following procedures will occur if the rate cannot be set as described above:

(a) If that rate is not published in H.15(519) prior to 9:00 A.M. on the Calculation Date, then the CD Rate will be the rate on that CD Rate Interest Determination Date for negotiable certificates of deposit having the applicable Index Maturity as published in Composite Quotations under the heading "Certificates of Deposit."

(b) If that rate is not published in Composite Quotations by 3:00 P.M. on that Calculation Date, the CD Rate for that CD Interest Determination Date shall be calculated by the Calculation Agent as follows:

The CD Rate will be calculated as the average of the secondary market offered rates, as of 10:00 A.M., of three leading nonbank dealers of negotiable U.S. dollar certificates of deposit in New York selected by the Calculation Agent for negotiable certificates of deposit of major United States money market banks with a remaining maturity closest to the Index Maturity specified in the applicable pricing supplement in a denomination of $5,000,000.

(c) Finally, if fewer than three dealers are quoting as mentioned, the rate of interest in effect for the applicable period will be the same as the rate of interest in effect for the prior interest reset period.

FEDERAL FUNDS EFFECTIVE RATE NOTES

Each federal funds effective rate note will bear interest at the rate (calculated with reference to the Federal Funds Effective Rate and the spread and/or spread multiplier, if any) specified on the federal funds effective rate note and in the applicable pricing supplement.

"Federal Funds Effective Rate" means, with respect to any Federal Funds Effective Interest Determination Date, the rate on such date for Federal Funds as published in H.15(519) prior to 11:00 A.M. under the heading "Federal Funds (Effective)."

The following procedures will occur if the rate cannot be set as described above:

(a) If that rate is not published in H.15(519) prior to 11:00 A.M. on the Calculation Date, then the Federal Funds Effective Rate will be the rate on that Federal Funds Effective Interest Determination Date as published in Composite Quotations under the heading "Federal Funds/Effective Rate."

(b) If that rate is not published in Composite Quotations by 3:00 P.M. on the Calculation Date, the Federal Funds Effective Rate for that Federal Funds Effective Interest Determination Date will be calculated by the Calculation Agent as follows:

The Federal Funds Effective Rate will be the average of the rates, as of 11:00 A.M. on that date, for the last transaction in overnight Federal Funds arranged by three leading brokers of federal funds transaction in New York selected by the Calculation Agent.

(c) Finally, if fewer than three brokers are quoting as mentioned above, the rate of interest in effect for the applicable period will be the same as the rate of interest in effect for the prior interest reset period.

LIBOR NOTES

Each LIBOR note will bear interest at the rate (calculated with reference to LIBOR and the spread and/or spread multiplier, if any) specified on the LIBOR note and in the applicable pricing supplement.

LIBOR will be determined by the Calculation Agent as follows:

(a) With respect to any LIBOR Interest Determination Date, LIBOR will be determined by either:

        (1) the average of the offered rates for deposits of not less than $1,000,000 in U.S. dollars having the Index Maturity specified in the applicable pricing supplement, beginning on the second Business Day immediately after that date, that appear on the Reuters Screen LIBO Page as of 11:00 A.M., London time, on that date, if at least two offered rates appear on the Reuters Screen LIBO Page; or

        (2) the rate for deposits in U.S. dollars having the Index Maturity designated in the applicable pricing supplement, beginning on the second London Business Day immediately after such date, that appears on the Telerate Page 3750 as of 11:00 A.M., London time, on that date.

If neither Reuters Screen LIBO Page nor Telerate Page 3750 is specified in the applicable pricing supplement, LIBOR will be determined as if Telerate Page 3750 had been specified.

In the case where (1) above applies, if fewer than two offered rates appear on the Reuters Screen LIBO Page, or, in the case where (2) above applies, if no rate appears on the Telerate Page 3750, LIBOR for that date will be determined as follows:

(b) LIBOR will be determined based on the rates at approximately 11:00 A.M., London time, on that LIBOR Interest Determination Date at which deposits of not less than $1,000,000 in U.S. dollars having the applicable Index Maturity are offered to prime banks in the London interbank market by four major banks in the London interbank market selected by the Calculation Agent that in the Calculation Agent's judgment is representative for a single transaction in such market at such time (a "Representative Amount"). The offered rates must begin on the second Business Day immediately after that LIBOR Interest Determination Date.

The Calculation Agent will request the principal London office of each such bank to provide a quotation of its rate. If at least two such quotations are provided, LIBOR for such date will be the average of such quotations.

(c) If fewer than two quotations are provided, LIBOR for that date will be the average of the rates quoted at approximately 11:00 A.M., New York City time, on such date by three major banks in New York, selected by the Calculation Agent. The rates will be for loans in U.S. dollars to leading European banks having the specified Index Maturity beginning on the second Business Day after that date and in a Representative Amount.

(d) Finally, if fewer than three banks are quoting as mentioned, the rate of interest in effect for the applicable period will be the same as the rate of interest in effect for the prior interest reset period.

TREASURY RATE NOTES

Each Treasury rate note will bear interest at the rate (calculated with reference to the Treasury Rate and the spread and/or spread multiplier, if any) specified on the Treasury rate note and in the applicable pricing supplement.

"Treasury Rate" means, with respect to any Treasury Interest Determination Date, the rate for the most recent auction of direct obligations of the United States ("Treasury bills") having the Index Maturity specified in the applicable pricing supplement as published in H.15(519) under the heading "U.S. Government Securities/Treasury Bills/Auction Average (Investment)."

The following procedures will occur if the rate cannot be set as described above:

(a) If that rate is not published in H.15(519) by 9:00 A.M. on the applicable Calculation Date, the rate will be the auction average rate (expressed as a bond equivalent, on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) for such auction as otherwise announced by the United States Department of the Treasury.

(b) If the results of the auction of Treasury bills having the applicable Index Maturity are not published in H.15(519) by 9:00 A.M., or otherwise published or reported as provided above by 3:00 P.M., on the Calculation Date, or if no auction is held in a particular week, then the Treasury Rate shall be calculated by the Calculation Agent as follows:

The rate will be calculated as a yield to maturity (expressed as a bond equivalent, on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) of the average of the secondary market bid rates as of approximately 3:30 P.M. on the Treasury Interest Determination Date, of three leading primary United States government securities dealers in New York selected by the Calculation Agent for the issue of Treasury bills with a remaining maturity closest to the specified Index Maturity.

(c) Finally, if fewer than three dealers are quoting as mentioned, the rate of interest in effect for the period will be the same as the rate of interest in effect for the prior interest reset period.

CMT RATE NOTES

Each CMT rate note will bear interest at the rate (calculated with reference to the CMT Rate and the Spread or Spread Multiplier, if any) specified on such CMT rate note and in the applicable pricing supplement.

"CMT Rate" means, with respect to any CMT Interest Determination Date, the rate displayed on the Designated CMT Telerate Page under the caption "... Treasury Constant Maturities. Federal Reserve Board Release H.15... Mondays Approximately 3:45 P.M.," under the column for the applicable Index Maturity designated in the applicable pricing supplement for:

        (1) if the Designated CMT Telerate Page is 7055, the rate for the applicable CMT Interest Determination Date; or

        (2) if the Designated CMT Telerate Page is 7052, the week, or the month, as applicable, ended immediately preceding the week in which the CMT Interest Determination Date occurs.

The following procedures will occur if the rate cannot be set as described above:

(a) If no page is specified in the applicable pricing supplement and on the face of such CMT Rate Note, the Designated CMT Telerate Page shall be 7052, for the most recent week. If such rate is no longer displayed on the relevant page, or if it is not displayed by 3:00 P.M. on the related Calculation Date, then the CMT Rate will be the Treasury constant maturity rate for the applicable Index Maturity as published in the relevant H.15 (519).

(b) If that rate is no longer published in H.15(519), or is not published by 3:00 P.M. on the related Calculation Date, then the CMT Rate for such CMT Interest Determination Date will be the Treasury constant maturity rate for the applicable Index Maturity (or other United States Treasury rate for such Index Maturity for that CMT Interest Determination Date with respect to such Interest Reset Date) as may then be published by either the Federal Reserve Board or the United States Department of the Treasury that the Calculation Agent determines to be comparable to the rate formerly displayed on the Designated CMT Telerate Page and published in the relevant H.15(519).

(c) If that information is not provided by 3:00 P.M. on the related Calculation Date, then the CMT Rate for that CMT Interest Determination Date will be calculated by the Calculation Agent as follows:

The rate will be calculated as a yield to maturity, based on the average of the secondary market closing offer side prices as of approximately 3:30 P.M. on that CMT Interest Determination Date reported, according to their written records, by three leading primary United States government securities dealers (each, a "Reference Dealer") in New York selected by the Calculation Agent. These dealers will be selected from five such Reference Dealers.

The Calculation Agent will eliminate the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest), for the most recently issued direct noncallable fixed rate obligations of the United States ("Treasury Note") with an original maturity of approximately the applicable Index Maturity and a remaining term to maturity of not less than such Index Maturity minus one year.

If two Treasury Notes with an original maturity as described in the preceding sentence have remaining terms to maturity equally close to the applicable Index Maturity, the quotes for the Treasury Note with the shorter remaining term to maturity will be used.

(d) If the Calculation Agent cannot obtain three such Treasury Note quotations, the CMT Rate for that CMT Interest Determination Date will be calculated by the Calculation Agent as follows:

The rate will be calculated as a yield to maturity based on the average of the secondary market offer side prices as of approximately 3:30 P.M. on that CMT Interest Determination Date of three Reference Dealers in New York selected by the Calculation Agent using the same method described above, for Treasury Notes with an original maturity of the number of years that is the next highest to the applicable Index Maturity with a remaining term to maturity closest to such Index Maturity and in an amount of at least $100 million.

If three or four (and not five) of the Reference Dealers are quoting as described above, then the CMT Rate will be based on the average of the offer prices obtained and neither the highest nor the lowest of such quotes will be eliminated.

(e) Finally, if fewer than three Reference Dealers are quoting as mentioned, the rate of interest in effect for the applicable period will be the same as the rate of interest in effect for the prior interest reset period.

EVENT OF DEFAULT

"Event of Default" means any of the following:

- failure to pay the principal of (or premium, if any, on) any note of a series when due and payable;

- failure to pay for 30 days any interest on any note of any series;

- failure to perform any other requirements in the notes, or in the indenture in regard to such notes, for 60 days after notice; or

- certain events of insolvency.

An Event of Default for a particular series of notes does not necessarily mean that an Event of Default has occurred for any other series of notes issued under the indenture. If an Event of Default shall have occurred and be continuing the Trustee or the holders of at least 33% of the principal amount of the notes of the series affected by an Event of Default may require us to repay the entire principal of the notes of such series immediately. Subject to certain conditions, this requirement may be rescinded by the holders of at least a majority in aggregate principal amount of the notes of the series.

The trustee must within 90 days after a default occurs, notify the holders of the notes of the series of the default if we have not remedied it (default is defined to include the events specified above without the grace periods or notice). The trustee may withhold notice to the holders of such notes of any default (except in the payment of principal or interest) if it in good faith considers such withholding in the interest of the holders. We are required to file an annual certificate with the trustee, signed by an officer, about any default by us under any provisions of the indenture.

Subject to the provisions of the indenture relating to its duties in case of default, the trustee shall be under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any holders unless such holders offer the trustee reasonable indemnity. Subject to the provisions for indemnification and certain other limitations, the holders of a majority in principal amount of the notes of any series may direct the time, method and place of conducting any proceedings for any remedy available to, or exercising any trust or power conferred on, the trustee with respect to such notes.

MODIFICATION OF INDENTURE

Under the indenture, our rights and obligations and the rights of the holders of any notes may be changed. Any change requires the consent of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding notes of all series to be affected, voting as one class. However, no changes to the terms of payment of principal or interest, or reducing the percentage required for changes, is effective against any holder without its consent.
CONSOLIDATION, MERGER OR SALE

We may not merge or consolidate with any corporation or sell substantially all of our assets as an entirety unless:

- we are the continuing corporation or the successor corporation expressly assumes the payment of principal, and premium, if any, and interest on the notes and the performance and observance of all the covenants and conditions of the indenture binding on us; and

- we, or the successor corporation, are not immediately after the merger, consolidation, or sale in default in the performance of a covenant or condition in the indenture.

PLAN OF DISTRIBUTION

We may sell the notes (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

BY AGENTS

Notes may be sold on a continuing basis through agents designated by us. The agents agree to use their reasonable efforts to solicit purchases for the period of their appointment under the terms of an agency agreement between the agents and us.

For each note and in total, we have set out below the offering price, the compensation we will pay the agents and the proceeds we will receive, before deducting expenses of approximately $365,000, depending on the maturity of the notes they sell.

                                       PER NOTE
                                       --------
Public Offering Price                            100%
Agents' Commissions                      0.125%-0.75%
                                       --------------
Proceeds to Constellation
  Energy (before expenses)             99.875%-99.25%

                                       TOTAL
                                       --------------

Public Offering Price                       $500,000,000
Agents' Commissions                  $625,000-$3,750,000
                               -------------------------
Proceeds to Constellation
  Energy (before expenses)     $499,375,000-$496,250,000

The agents will not be obligated to make a market in the notes. We cannot predict the amount of trading or liquidity of the notes.

BY UNDERWRITERS

If underwriters are used in the sale, the notes will be acquired by the underwriters for their own account. The underwriters may resell the notes in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the notes will be subject to certain conditions. The underwriters will be obligated to purchase all the notes of the series offered if any of the notes are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

DIRECT SALES

We may also sell notes directly. In this case, no underwriters or agents would be involved.

GENERAL INFORMATION

In connection with sales by an agent or an underwritten offering, the SEC rules permit the underwriters or agents to engage in transactions that stabilize the price of the notes. These transactions may include purchases for the purpose of fixing or maintaining the price of the notes.

The underwriters or agents may create a short position in the notes in connection with the offering. That means they sell a larger principal amount of the notes than is shown on the cover page of the prospectus or the applicable pricing supplement. If they create a short position, the underwriters or agents may purchase notes in the open market to reduce the short position.

If the underwriters or agents purchase the notes to stabilize the price or to reduce their short position, the price of the notes could be higher than it might be if they had not made such purchases. The underwriters or agents make no representation or prediction about any effect that the purchases may have on the price of the notes. These transactions may be affected on the open market and may be discontinued at any time.

Underwriters, dealers, and agents that participate in the distribution of the notes may be underwriters as defined in the Securities Act of 1933 (the "Act"), and any discounts or commissions received by them from us and any profit on the resale of the notes by them may be treated as underwriting discounts and commissions under the Act.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

One of our subsidiaries, Constellation Power Source, has an exclusive arrangement with a subsidiary of Goldman, Sachs & Co. to serve as an advisor for power marketing and related risk management services. In addition, our subsidiary, Constellation Enterprises, Inc., has an ownership interest in Orion Power Holdings, Inc. with an affiliate of Goldman, Sachs & Co. to acquire electric generating plants in the United States and Canada. An underwriter or agent may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of its businesses.

LEGAL OPINIONS

One of our lawyers will issue an opinion regarding certain legal matters in connection with the notes offered pursuant to this prospectus. Cahill Gordon & Reindel, New York, NY will issue an opinion for any underwriters, dealers or agents. Cahill Gordon & Reindel will rely on the opinion of our lawyers as to matters of Maryland law and the applicability of the Public Utility Holding Company Act of 1935.

EXPERTS

The financial statements and financial statement schedule incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Constellation Energy Group, Inc. for the year ended December 31, 1999 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting

WHERE YOU CAN FIND
MORE INFORMATION

Constellation Energy will file annual, quarterly and special reports, proxy statements and other information with the SEC. Prior to Constellation Energy becoming BGE's holding company, reports, statements and other information were filed by BGE under the name "Baltimore Gas and Electric Company." You may read and copy any document filed by BGE or Constellation Energy at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information, regarding issuers (including Constellation Energy and BGE) that file documents with the SEC electronically. Constellation Energy's SEC filings may also be obtained from our web site at http://www.constellationenergy.com.

This prospectus is part of a registration statement we filed with the SEC. In addition, the SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all the notes.

- Annual Report on Form 10-K for the year ended December 31, 1999.

- Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 filed with the SEC on May 15, 2000.

- Current Reports on Form 8-K filed with the SEC on February 15, 2000 and March 17, 2000.

This prospectus is part of a registration statement we filed with the SEC.

Any person, including any beneficial owner, may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

       Shareholder Services
       Constellation Energy Group, Inc.
       39 W. Lexington Street
       Baltimore, Maryland 21201
       410-783-5920

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these notes in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

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                                     [LOGO]

                                  $300,000,000

                       EXTENDIBLE NOTES DUE JUNE 21, 2010

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                             PROSPECTUS SUPPLEMENT

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                                LEHMAN BROTHERS
                              MERRILL LYNCH & CO.
                         BANC OF AMERICA SECURITIES LLC
                           BNY CAPITAL MARKETS, INC.
                          FIRST UNION SECURITIES, INC.
                              GOLDMAN, SACHS & CO.
                              SALOMON SMITH BARNEY
                                 SCOTIA CAPITAL
                         SUNTRUST EQUITABLE SECURITIES

                                 June 16, 2000

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